Transamerica Asset Management, Inc. 1801 California Street, Suite 5200 Denver, Colorado 80202 (720) 482-1574

February 25, 2016

VIA EDGAR CORRESPONDENCE

Mr. Mark Cowan

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549-0102

Re:	Transamerica Funds (the “Registrant”)

(File Nos. 033-02659; 811-04556)

Dear Mr. Cowan:

On behalf of the Registrant, we are filing this letter to respond in writing to the Staff’s comments on the Registration Statement filed under Rule 485(a) of the Securities Act of 1933, as amended (the “1933 Act”), on Form N-1A (Accession Number: 0001193125-15-412711) with the Securities and Exchange Commission (the “Commission”) on December 23, 2015, relating to Transamerica Dynamic Allocation, Transamerica Dynamic Income, Transamerica Event Driven, Transamerica Multi-Cap Growth and Transamerica Small Cap Value, respectively (each, a “Fund” and collectively, the “Funds”), each a separate series of the Registrant. The Staff’s comments were conveyed to the Registrant by telephone on February 10, 2016.

The Staff noted that all comments to the Funds’ summary section, as noted below, also apply to the disclosure with respect to the section entitled “More on the Fund’s Strategies and Investments,” as well as “More on Risks of Investing in the Fund,” as applicable. In addition, it was noted that, as relevant, all comments generally apply to the Prospectuses for the Registrant.

Below are the Staff’s comments on the Registration Statement with respect to the Funds and the Registrant’s responses thereto.

Transamerica Dynamic Allocation

1.	Principal Investment Strategies – Risk Management: Please consider including supplemental disclosure to clarify the distinctions between the short-term defensive strategy and the general defensive strategy under Dynamic Risk Management.

Response: The Registrant believes the disclosure is sufficiently clear, and therefore respectfully declines to take this comment.

2.	Principal Investment Strategies – Risk Management: Please clarify the following disclosure found under Event Risk Management: “The fund may invest up to 7% of its net assets at the time of purchase in this strategy (as measured by the premiums paid on options or initial margin on futures contracts).”

Response: The Registrant has made certain clarifying revisions consistent with the Staff’s comment.

3.	Principal Investment Strategies/Principal Risks: Please confirm whether “Commodities” risk is a principal risk of the Fund. If applicable, please include the related disclosure in the Fund’s Principal Investment Strategies section. Please remove the risk factor if it is not applicable to the Fund.

Response: The Registrant has removed Commodities risk as a principal risk.

4.	Principal Investment Strategies/Principal Risks: The Staff notes that the Fund’s principal investment strategies state that the Fund may enter into derivative transactions involving options, futures and swaps. If so, please consider adding risk disclosure specifically related to those instruments to the Fund’s Principal Risks section.

Response: The Registrant notes that “Derivatives” risk is included in both the Principal Risks and More on Risks of Investing in the Funds sections of the prospectus, and that specific disclosure relating to options, futures and swaps is located in the “Derivatives” risk contained in the More on Risks of Investing in the Funds section.

5.	Performance: Please change references to “QS Legg Mason Dynamic Multi-Strategy Benchmark” to “Transamerica Dynamic Allocation Blended Benchmark.”

Response: The Registrant has made revisions consistent with the Staff’s comment.

Transamerica Dynamic Income

6.	Performance: Please address whether the Fund’s primary benchmark index is a broad-based index as required by Form N-1A.

Response: The Registrant believes that the Fund’s primary benchmark index meets the requirements for an “appropriate broad-based securities market index” as defined in Instruction 5 to Item 27(b)(7) of Form N-1A.

Transamerica Event Driven

7.	Principal Investment Strategies: Please confirm whether the Fund’s investments in convertible securities will include contingent convertible securities. If so, please revise the disclosure contained in the Fund’s Principal Investment Strategies and Principal Risks sections to appropriately address investments in contingent convertible securities.

Response: The Registrant confirms that the Fund does not invest in contingent convertible securities.

8.	Principal Investment Strategies/Principal Risks: The Staff notes that the Fund’s principal investment strategies state that the Fund may use derivative instruments such as swaps, credit derivatives, financial futures and options. If so, please consider adding risk disclosure related to those instruments to the fund’s Principal Risks section.

Response: Please see the response to Comment No. 4 above.

9.	Principal Investment Strategies/Principal Risks: Please consider moving the disclosure related to the Fund’s borrowing and use of leverage contained in the Principal Investment Strategies section to the Principal Risk section.

Response: The Registrant believes the disclosure in question is appropriately placed and respectfully declines the Staff’s comment.

10.	Principal Investment Strategies: The Staff notes the disclosure related to the average duration of the fixed income securities within the Fund’s portfolio. Please consider adding disclosure to define “duration.”

Response: The Registrant has made revisions consistent with the Staff’s comment.

11.	Principal Investment Strategies/Principal Risks: Please confirm if the Fund may have a portfolio turnover rate that is higher than a comparable fund. If so, please consider adding related disclosure to the Fund’s Principal Risks section.

Response: The Registrant so confirms and notes that “Active Trading” risk is included in the Fund’s Principal Risks section.

Transamerica Multi-Cap Growth

12.	Principal Investment Strategies: The Staff notes the disclosure related to the sub-adviser’s use of bottom-up, fundamental approach to identify a group of approximately 30-35 stocks. Please consider adding “focused investing” as a principal investment risk of the Fund.

Response: The Registrant has made revisions consistent with the Staff’s comment.

13.	Principal Risks: Please confirm whether the “Rule 144A and Privately Placed Securities” risk factor is applicable to the Fund. If so, please add related disclosure to the Fund’s Principal Investment Strategies section.

Response: The Registrant confirms that the “Rule 144A and Privately Placed Securities” factors is not a principal risk of the Fund and has made revisions consistent with the Staff’s comment.

14.	Performance: Please include the Fund’s appropriate broad-based securities market index before any additional indexes in the Fund’s Average Annual Total Returns table.

Response: The Registrant has made revisions consistent with the Staff’s comment.

Transamerica Small Cap Value

15.	Fees and Expenses – Annual Fund Operating Expenses: Please confirm that any acquired fund fees and expenses of the Fund are included in “Other Expenses.”

Response: The Registrant so confirms.

16.	Principal Investment Strategies: Please consider adding the market capitalization ranges for the Russell 2000 Value® Total Return Index.

Response: The Registrant has made updates consistent with the Staff’s comment.

17.	Principal Investment Strategies/Principal Risks: Please confirm whether following risks are applicable to the Fund: “Active Trading,” “Convertible Securities,” “Currency,” “Focused Investing,” “Foreign Investments,” “Preferred Stock,” and “REITs.” If applicable, please include applicable disclosure in the Fund’s Principal Investment Strategies section. If inapplicable, please remove from the fund’s Principal Risks section.

Response: In response to the Staff’s comment, the Registrant has made certain revisions to the Fund’s Principal Risks section.

18.	Performance: Please address that the Russell 2000® Value Total Return Index meets the criteria to be considered an “appropriate broad-based securities market index” as defined in Instruction 5 to Item 22(b)(7) of Form N-1A.

Response: The Registrant believes that the Russell 2000® Value Total Return Index meets the requirements for an “appropriate broad-based securities market index” as defined in Instruction 5 to Item 27(b)(7) of Form N-1A.

General Comments

19.	Fees and Expenses – Annual Fund Operating Expenses: Please update any bracketed fee table footnote disclosures.

Response: The Registrant has made revisions consistent with the Staff’s comment.

20.	Fees and Expenses – Annual Fund Operating Expenses: With regard to the footnote disclosure concerning contractual fee waivers and fund expense reimbursements, the Staff notes that recoupment must be limited to the lesser of: 1) the expense cap in effect at the time of waiver, or 2) the expense cap in effect at the time of recapture, as supported by clearly established accounting guidance. Please confirm this requirement has been met.

Response: The Registrant so confirms.

21.	Fees and Expenses: Assuming all references remain the same from each Fund’s Annual Fund Operating Expenses table, please include clarification in the narrative to each Fund’s expense example table to indicate whether the expenses reflect expense waivers or reimbursements, as applicable.

Response: The Registrant so confirms.

22.	Fees and Expenses – Annual Fund Operating Expenses: Please confirm that “Other Expenses” includes all expenses relating to a Fund’s short sales, where applicable, and please include a separate line item for expenses relating to a Fund’s short sales if they are significant.

Response: The Registrant has made revisions consistent with the Staff’s comment.

23.	Fees and Expenses: Please confirm whether Transamerica Asset Management, Inc. (“TAM”), the Funds’ investment manager, is registered as a Commodity Pool Operator with the Nation Futures Association with respect to any applicable Funds.

Response: The Registrant so confirms, and notes that “CFTC Regulation” risk and certain related disclosures are included for the relevant Funds.

24.	Performance: Please ensure the explanation regarding a Fund’s blended benchmark, as applicable, is included in the narrative before the Fund’s performance bar chart.

Response: The Registrant has made revisions consistent with the Staff’s comment.

25.	Performance: Please update the performance bar charts and the performance tables to present data as of December 31, 2015.

Response: The Registrant has made revisions consistent with the Staff’s comment.

26.	Performance: Please ensure the applicable benchmark indexes to each Fund are presented in the performance table in the order required by Form N-1A. Additionally, please ensure each Fund’s benchmark indexes are represented in the performance table appropriately.

Response: The Registrant has made revisions consistent with the Staff’s comment.

27.	More on Each Fund’s Strategies and Investments: Pursuant to the SEC’s Division of Investment Management IM Guidance Update 2014-8, please consider revising the disclosure in the section “More on the Fund’s Strategies and Investments” to avoid repetitive disclosure contained in Item 4 of Form N-1A.

Response: The Registrant notes that the presentation is consistent with the presentation in other current Transamerica funds’ prospectuses and the Registrant wishes to keep the disclosure consistent. The Registrant will consider making revisions to the section in a future update.

28.	More on Each Fund’s Strategies and Investments: Please confirm whether shareholders will be notified of changes to a Fund’s investment objective and strategies.

Response: The Registrant so confirms.

29.	More on Each Fund’s Strategies and Investments / More on Risks of Investing in the Funds: The Staff notes that certain risks in More on Certain Additional Risks do not appear to be applicable to the Funds. Please explain.

Response: The Registrant notes certain of the noted risk factors relate to other series of the Registrant which will be included in the combined prospectus in the Rule 485(b) filing.

30.	More on Risks of Investing in the Funds: Please consider revising the More on Risks of Investing in the Funds section to disclose the applicability of risks on a fund-by-fund basis.

Response: The Registrant notes that the presentation is consistent with the presentation in other current Transamerica Funds’ prospectuses and the Registrant wishes to keep the disclosure consistent.

31.	More on Risks of Investing in the Funds: Please revise the “Non-Diversification” risk factor disclosure to clarify which Funds are considered non-diversified. The Staff notes this disclosure should also be clearly disclosed in Item 4.

Response: The Registrant notes that “Non-Diversification” risk is disclosed as among the Item 4 principal risks for Transamerica Event Driven. The “Non-Diversification” risk in Item 9 of Form N-1A provides additional disclosures to the Item 4 risk. The Registrant has therefore not made revisions to the disclosure.

32.	More on Risks of Investing in the Funds – More on Certain Additional Risks: Please revise the introductory sentence to More on Certain Additional Risks to clarify that these risk factors are not considered to be principal risks of investing in the Funds.

Response: The Registrant believes the disclosure is sufficiently clear that these risks are additional risks and not principal risks, and therefore respectfully declines to take this comment.

33.	More on Risks of Investing in the Funds – More on Certain Additional Risks: Please address whether “Cash Management and Defensive Investing” is a principal risk applicable to certain Funds. If so, please consider adding related disclosure to the applicable Principal Risks sections.

Response: The Registrant believes that “Cash Management and Defensive Investing” is not a principal risk for the Funds.

34.	Shareholder Information – Investment Manager: Please include the specific launch date of Transamerica Event Driven in place of “as of the date of this prospectus” under “Advisory Fees Paid for the Fiscal Year Ended October 31, 2015.”

Response: The Registrant believes that the disclosure under “Advisory Fees Paid for the Fiscal Year Ended October 31, 2015” is accurate and notes that the Fund’s launch date is included in the Portfolio Turnover section at the front of the Fund’s prospectus. The Registrant therefore respectfully declines to take this comment.

35.	Shareholder Information – Sub-Adviser(s): Please add disclosure to clarify the instances of a sub-sub-adviser relationship.

Response: The Registrant has made revisions consistent with the Staff’s comments.

36.	How to Contact the Funds – Selling Shares: Please consider supplementing the disclosure to specify the applicable laws.

Response: The Registrant believes the disclosure is sufficient, and therefore respectfully declines to take this comment.

37.	Features and Policies – Additional Information: Please consider moving the first two paragraphs of the “Additional Information” section under the Item 9 of Form N-1A disclosure.

Response: The Registrant believes that the placement of the section in question is appropriate, and therefore respectfully declines to take this comment.

SAI

38.	General Description of the Trust and the Funds: Please confirm that the Principal Investment Strategies and Risks of each fund listed as “non-diversified” include specific disclosure relating to the diversification status of that Fund.

Response: The Registrant so confirms.

39.	Investment Objectives, Policies, Practices and Associated Risk Factors: Please consider deleting “unless otherwise noted” as it is used in the following sentence: “As indicated in each prospectus in the section entitled “Investment Policy and Other Changes,” each fund’s investment objective and, unless otherwise noted, its investment policies and techniques may be changed by the funds’ Board of Trustees (the “Board”) without approval of shareholders.”

Response: The Registrant believes that the inclusion of “unless otherwise noted” is appropriate and therefore respectfully declines to take this comment.

40.	Additional Information Regarding Investment Practices – Recent Market Events: Please consider supplementing the disclosure under “Recent Market Events” to include information on the Puerto Rican government debt-crisis, if applicable to any of the Funds.

Response: The Registrant has supplemented its disclosure in the prospectus to provide information regarding Puerto Rican municipal securities.

The Registrant acknowledges that, with respect to filings made by the Registrant with the Commission and reviewed by the Staff:

(a)	the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

(b)	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

(c)	the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call the undersigned at (720) 482-1574 with any questions.

Very truly yours,

/s/ Tané T. Tyler
Tané T. Tyler
Vice President, Assistant General Counsel,
Chief Legal Officer and Secretary
Transamerica Asset Management, Inc.